UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company") issued on November 12, 2013, announcing the Company's acquisition of the U.S. East Coast bunkering business of Hess Corporation.

Attached as Exhibit 2 is a copy of the press release issued on November 13, 2013 announcing the Company's financial and operating results for the third quarter ended September 30, 2013 and attached as Exhibit 3 is a copy of the Company's unaudited consolidated financial statements and related notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: November 13, 2013	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

AEGEAN MARINE PETROLEUM NETWORK TO ACQUIRE HESS CORPORATION'S
U.S. EAST COAST BUNKERING BUSINESS

Accretive Acquisition Provides Attractive Growth Potential

Expands Aegean's Global Full-Service Marine Fuel Platform
and Position on U.S. East Coast

PIRAEUS, Greece, Nov. 12, 2013 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) today announced that it has entered into an agreement to acquire the U.S. East Coast bunkering business of Hess Corporation (NYSE: HES).  This transaction, for a purchase price of $30 million, plus an amount to be paid for inventory, is subject to customary closing conditions and is expected to be completed during the fourth quarter of 2013.

Hess Corporation is currently the leading marketer of marine fuels along the U.S. East Coast. The Hess bunkering operation and associated assets supply the heavily trafficked ports of New York, Philadelphia, Baltimore, Norfolk and Charleston, and include approximately 250,000 cubic meters of leased tank storage. Over the last three years, these bunkering operations averaged 1.8 million metric tons in annual sales.

This transaction not only marks Aegean's entry into supplying customers in the U.S. but also enables Aegean to meaningfully expand its global full-service marine fuel platform and increase its exposure to U.S. clients worldwide, including  leading cruise lines.

E. Nikolas Tavlarios, President of Aegean Marine Petroleum Network, commented, "We are pleased to further diversify our geographic mix by capitalizing on this attractive, accretive opportunity for U.S. East Coast expansion. Hess Corporation has built a tremendous network and we are excited to apply our expertise and capabilities to these established operations. This transaction will require minimal start-up costs and is fully-aligned with our objective of strategically expanding our global presence while leveraging our existing infrastructure to increase revenues. We are confident that these operations will strengthen our business portfolio, bolster our customer reach, and create meaningful value for our shareholders."

Spyros Gianniotis, Chief Financial Officer of Aegean, said, "We are capitalizing on attractive growth opportunities to strengthen our position as the premier independent, physical supplier of marine fuel globally. These operations will provide the foundation to further expand our operations."

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 21 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Panama, Hong Kong, Barcelona and Algeciras, Spain. The Company has also entered into a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Aegean Marine Petroleum Network Inc.
(203) 595-5184
investor@ampni.com

Exhibit 2

Aegean Marine Petroleum Network Inc.
Announces Third Quarter 2013 Financial Results

PIRAEUS, Greece, November 13, 2013 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) (“Aegean” or the “Company”) today announced financial and operating results for the third quarter ended September 30th, 2013.

Third Quarter Highlights

●  Recorded sales volumes of 2,496,457 metric tons.
●  Reported gross profit of $70.8 million.
●  Recorded operating income of $12.4 million.
●  Recorded net income attributable to Aegean shareholders of $7.3 million or $0.16 basic and diluted earnings per share.
●  Reported EBITDA of $20.1 million.1
●  Completed $1 billion secured multicurrency revolving credit facilities
●  Successfully executed $86 million convertible note offering

E. Nikolas Tavlarios, President, commented, “Our third quarter results and strong financial position demonstrate our continued success in extending our track record of profitability while navigating the challenging dynamics of our market. While the bunkering business remains dynamic, we have taken advantage of the current macroeconomic environment to streamline our expenses and increase our earnings power.”

Mr. Tavlarios continued, “Our recent definitive agreement to acquire the Hess Corporation’s U.S. East Coast bunkering business is a strong example of our execution. This transaction, which is fully aligned with our strategy, increases both our exposure to U.S. clients and new profitable growth opportunities. With minimal start-up costs this transaction will allow Aegean Marine to strategically expand our global presence. We continue to successfully execute a strategy to generate and sustain strong results and are excited about our opportunities to build significant shareholder value.”

The Company achieved net income attributable to Aegean shareholders for the three months ended September 30, 2013 of $7.3 million, or $0.16 basic and diluted earnings per share. For the three months ended September 30, 2012, the Company recorded net income attributable to AMPNI shareholders of $8.0 million, or $0.17 basic and diluted earnings per share.

Total revenues for the three months ended September 30, 2013, decreased by 12.2% to $1,602.0 million compared with $1.825.3 million reported for the same period in 2012. For the three months ended September 30, 2013, sales of marine petroleum products decreased by 12.2% to $1,590.2 million compared with $1,810.5 million for the same period in 2012. Gross profit, which equals total revenue less directly attributable cost of revenue decreased by 4.8% to $70.8 million in the third quarter of 2013 compared with $74.4 million in the same period in 2012.

_____________

1   Please see below for a reconciliation of EBITDA, a non-GAAP measure, to net income.

For the three months ended September 30, 2013, the volume of marine fuel sold by the Company decreased by 8.1% to 2,496,457 metric tons compared with 2,716,388 metric tons in the same period in 2012.

Operating income for the third quarter of 2013 amounted to $12.4 million compared to $15.1 million for the same period in 2012. Operating expenses decreased by $0.9 million, or 1.5%, to $58.4 million for the three months ended September 30, 2013, compared with $59.3 million for the same period in 2012.

Liquidity and Capital Resources

Net cash provided by operating activities was $26.1 million for the three months ended September 30, 2013. Net income, as adjusted for non-cash items (as defined in Note 9) was $14.7 million for the period.

Net cash used in investing activities was $7.2 million for the three months ended September 30, 2013, largely due to the advances for other fixed assets under construction.

Net cash used in financing activities was $9.8 million for the three months ended September 30, 2013, primarily driven by the net change in short term borrowings.

As of September 30, 2013, the Company had cash and cash equivalents of $72.4 million and working capital of $187.2 million. Non-cash working capital, or working capital excluding cash and debt, was $468.6 million.

As of September 30, 2013, the Company had $583.7 million in available liquidity, which includes unrestricted cash and cash equivalents of $72.4 million and available undrawn amounts under the Company’s working capital facilities of $511.3 million, to finance working capital requirements.

The weighted average basic and diluted shares outstanding for the three months ended September 30, 2013 were 45,681,518. The weighted average basic and diluted shares outstanding for the three months ended September 30, 2012 were 45,487,844.

Spyros Gianniotis, Chief Financial Officer, stated, “We continue to see the benefits of our efforts to streamline our expense structure, leverage our model and strengthen our financial flexibility. During the quarter we successfully signed multicurrency revolving credit facilities valued at approximately $1 billion, which was a significant milestone for Aegean Marine. These facilities provide important liquidity that will support our ability to continue to expand Aegean Marine’s global market share and pursue new profitable revenue growth opportunities.  Today, Aegean Marine’s capital structure is the strongest it has ever been and we are confident that our financial and operating models will allow the Company to deliver significant returns over the long-term.”

2

Summary Consolidated Financial and Other Data (Unaudited)	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2013	2012	2013
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Revenues - third parties	$1,814,147	$1,595,104	$5,478,829	$4,841,082
Revenues - related companies	11,124	6,880	45,417	23,217
Total revenues	1,825,271	1,601,984	5,524,246	4,864,299
Cost of revenues - third parties	1,637,705	1,323,487	4,937,503	4,323,548
Cost of revenues– related companies	113,177	207,676	355,943	329,725
Total cost of revenues	1,750,882	1,531,163	5,293,446	4,653,273
Gross profit	74,389	70,821	230,800	211,026
Operating expenses:
Selling and distribution	51,162	51,068	159,502	150,646
General and administrative	7,774	6,934	22,194	21,174
Amortization of intangible assets	379	380	1,130	1,130
Loss on sale of vessels, net	-	37	4,218	3,817
Operating income	15,074	12,402	43,756	34,259
Net financing cost	7,927	6,497	24,981	19,733
Gain on sale of subsidiary, net	-	-	-	(4,174)
Foreign exchange gains, net	(2,103)	(424)	(2,804)	(753)
Income taxes expense / (income)	510	(951)	2,783	(555)
Net income	8,740	7,280	18,796	20,008
Less income/(loss) attributable to non-controlling interest	722	(45)	2,063	(43)
Net income attributable to AMPNI shareholders	$8,018	$7,325	$16,733	$20,051
Basic earnings per share (U.S. dollars)	$0.17	$0.16	$0.36	$0.43
Diluted earnings per share (U.S. dollars)	$0.17	$0.16	$0.36	$0.43

EBITDA(1)	$24,574	$20,099	$68,114	$60,839

Other Financial Data:
Gross spread on marine petroleum products(2)	$63,933	$65,249	$204,141	$191,695
Gross spread on lubricants(2)	858	827	2,149	2,982
Gross spread on marine fuel(2)	63,075	64,422	201,992	188,713
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	23.2	25.8	25.6	25.0
Net cash provided by operating activities	$22,213	$26,062	$79,856	$1,878
Net cash used in investing activities	(10,599)	(7,170)	(29,238)	(30,531)
Net cash (used in) provided by financing activities	(20,739)	(9,809)	(42,008)	23,584

Sales Volume Data (Metric Tons): (3)
Total sales volumes	2,716,388	2,496,457	7,891,794	7,556,685

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	57.0	53.0	57.0	53.0
Average number of owned bunkering tankers(4)(5)	57.0	53.6	57.5	54.4
Special Purpose Vessels, end of period(6)……………	1.0	1.0	1.0	1.0
Number of owned storage facilities, end of period(7)	7.0	5.0	7.0	5.0

3

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2012	As of September 30, 2013

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	77,246	72,447
Gross trade receivables	477,738	488,231
Allowance for doubtful accounts	(3,503)	(2,597)
Inventories	180,826	197,072
Current assets	786,604	808,838
Total assets	1,431,843	1,473,609
Trade payables	242,899	235,373
Current liabilities (including current portion of long-term debt)	734,751	621,605
Total debt	653,286	685,234
Total liabilities	927,325	950,806
Total stockholder’s equity	504,518	522,803

Working Capital Data:
Working capital(8)	51,853	187,233
Working capital excluding cash and debt(8)	433,484	468,606

Notes:
1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that recorded by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended September 30,
	2012	2013
	(in thousands of U.S. dollars, unless otherwise stated)
Net income attributable to AMPNI shareholders	8,018	7,325

Add: Net financing cost including amortization of financing costs	7,927	6,497
Add/ (Less): Income tax expense/ (income)	510	(951)
Add: Depreciation and amortization excluding amortization of financing costs	8,119	7,228

EBITDA	24,574	20,099

4

2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil (“MFO”) or marine gas oil (“MGO”). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. Gross spread on marine petroleum products, gross spread of MFO and gross spread on lubricants are not items recognized by U.S. GAAP and should not be considered as an alternative to gross profit or any other indicator of a Company’s operating performance required by U.S. GAAP. The Company’s definition of gross spread may not be the same as that used by other companies in the same or other industries.  The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company’s related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended September 30,
	2012	2013

Sales of marine petroleum products	1,810,525	1,590,161
Less: Cost of marine petroleum products sold	(1,746,592)	(1,524,912)
Gross spread on marine petroleum products	63,933	65,249
Less: Gross spread on lubricants	(858)	(827)
Gross spread on marine fuel	63,075	64,422

Sales volume of marine fuel (metric tons)	2,716,388	2,496,457

Gross spread per metric ton of marine fuel sold (U.S. dollars)	23.2	25.8

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company’s markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Vancouver, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas, Tenerife, Panama, Hong Kong, Barcelona, Algeciras and Greece, where the Company conducts operations through its related company, Aegean Oil.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.   This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

5

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.
The Company owns one Aframax tanker, the Leader as a floating storage facility in the United Arab Emirates, a barge, the Mediterranean, as a floating storage facility in Greece and a small tanker, the Tapuit, as a floating storage facility in Northern Europe.  The Company also operates on-land storage facilities in Portland, Las Palmas, Tangiers, Panama and Barcelona.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

9.
Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, restricted stock, amortization, deferred income taxes, loss on sale of vessels, net, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is an industry standard used to assist in evaluating a company's ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not recognized by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

Third Quarter 2013 Dividend Announcement
On November 13, 2013, the Company’s Board of Directors declared a third quarter 2013 dividend of $0.01 per share payable on December 11, 2013 to shareholders of record as of November 27, 2013. The dividend amount was determined in accordance with the Company’s dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company’s Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Thursday, November 14, 2013 at 8:30 a.m. Eastern Time, to discuss its third quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company’s website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (877) 591-4953 (for U.S.-based callers) or (719) 325-4896 (for international callers) and enter the passcode: 8936366.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through September 3, 2013 by dialing (888) 203-1112 or (for U.S.-based callers) or (719) 457-0820 (for international callers) and enter the passcode: 8936366.

6

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 21 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Panama, Hong Kong, Barcelona and Algeciras. The Company has also entered into a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Aegean Marine Petroleum Network Inc.
(203) 595-5184

7

Exhibit 3

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
 AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013
(UNAUDITED)

 (Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2012	September 30, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$77,246	$72,447
Trade receivables, net of allowance for doubtful accounts of $3,503 and $2,597 as of December 31, 2012 and September 30, 2013, respectively	474,235	485,634
Due from related companies	15,248	18,944
Derivative asset	-	186
Inventories	180,826	197,072
Prepayments and other current assets, net of allowance for doubtful accounts of $770 and $0, as of December 31, 2012 and September 30, 2013, respectively	32,132	27,687
Restricted cash	6,917	6,868
Total current assets	786,604	808,838

FIXED ASSETS:
Advances for other fixed assets under construction	103,112	146,338
Vessels, cost	532,121	518,638
Vessels, accumulated depreciation	(79,095)	(91,401)
Other fixed assets, net	13,392	13,060
Total fixed assets	569,530	586,635

OTHER NON-CURRENT ASSETS:
Deferred charges, net	16,562	19,333
Intangible assets	18,518	17,388
Goodwill	37,946	37,946
Deferred tax asset	2,524	3,291
Other non-current assets	159	178
Total assets	1,431,843	1,473,609
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	321,752	339,955
Current portion of long-term debt	144,042	20,733
Trade payables to third parties	225,467	211,926
Trade payables to related companies	17,432	23,447
Other payables to related companies	1,460	1,748
Derivative liability	3	-
Accrued and other current liabilities	24,595	23,796
Total current liabilities	734,751	621,605

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	187,492	324,546
Deferred tax liability	3,045	3,128
Derivative liability	632	481
Other non-current liabilities	1,405	1,046
Total non-current liabilities	192,574	329,201

COMMITMENTS AND CONTINGENCIES	-	-

AMPNI STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2012 and September 30, 2013; 48,553,038 and 49,243,659 shares issued and 46,581,399 and 47,272,020 shares outstanding at December 31, 2012 and September 30, 2013, respectively	486	492
Treasury stock $0.01 par value; 1,971,639 shares, repurchased at December 31, 2012 and September 30, 2013	(29,327)	(29,327)
Additional paid-in capital	345,556	348,766
Retained earnings	183,951	202,591
Total AMPNI stockholders' equity	500,666	522,522

Non-controlling interest	3,852	281
Total equity	504,518	522,803
Total liabilities and equity	$1,431,843	$1,473,609

                          AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Nine Months Ended September 30,
	2012	2013

Revenues
Revenues – third parties	$5,478,829	4,841,082
Revenues – related companies	45,417	23,217

Total Revenues	5,524,246	4,864,299

Cost of Revenues
Cost of revenues– third parties	4,937,503	4,323,548
Cost of revenues – related companies	355,943	329,725

Total Cost of Revenues	5,293,446	4,653,273

Gross Profit	230,800	211,026

OPERATING EXPENSES:
Selling and Distribution	159,502	150,646
General and Administrative	22,194	21,174
Amortization of intangible assets	1,130	1,130
Loss on sale of vessels	4,218	3,817

Total operating expenses	187,044	176,767

Operating income	43,756	34,259

OTHER INCOME/(EXPENSE):
Interest and finance costs	(25,044)	(19,774)
Interest income	63	41
Gain on sale of subsidiary	-	4,174
Foreign exchange gains, net	2,804	753
	(22,177)	(14,806)

Income before provision for income taxes	21,579	19,453

Income taxes	(2,783)	555

Net income	$18,796	20,008
Net income/ (loss) attributable to non-controlling interest	2,063	(43)
Net income attributable to AMPNI shareholders	$16,733	20,051

Basic earnings per common share	$0.36	0.43
Diluted earnings per common share	$0.36	0.43

Weighted average number of shares, basic	45,464,001	45,674,479
Weighted average number of shares, diluted	45,464,001	45,674,479

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 AS OF SEPTEMBER 30, 2012 AND 2013
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total
	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2011	48,196,870	482	(1,967,639)	(20)	(29,288)	341,154	165,734	1,480	$479,542

- Net Income	-	-	-	-	-	-	16,733	2,063	18,796
- Dividends declared and paid ($0.03 per share)	-	-	-	-	-	-	(1,394)	-	(1,394)
- Share-based compensation	356,168	4	-	-	-	3,267	-	-	3,271

BALANCE, September 30, 2012	48,553,038	486	(1,967,639)	(20)	(29,288)	344,421	181,073	3,543	500,215

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total
	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2012	48,553,038	486	(1,971,639)	(20)	(29,307)	345,556	183,951	3,852	$504,518

- Net income	-	-	-	-	-	-	20,051	(43)	20,008
- Dividends declared and paid ($0.03 per share)	-	-	-	-	-	-	(1,411)	-	(1,411)
- Share-based compensation	690,621	6	-	-	-	3,210	-	-	3,216
- Sale of subsidiary	-	-	-	-	-	-	-	(3,528)	(3,528)

BALANCE, September 30, 2013	49,243,659	492	(1,971,639)	(20)	(29,307)	348,766	202,591	281	522,803

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013
(UNAUDITED)
(Expressed in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2012	2013
Cash flows from operating activities:
Net income	$18,796	$20,008
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16,833	15,177
Provision of/ (release of) doubtful accounts	3,176	(906)
Share-based compensation	3,271	3,216
Amortization	7,637	6,648
Deferred income tax/ (benefit)	249	(684)
Unrealized loss/ (gain) on derivatives	364	(340)
Loss on sale of vessels, net	4,218	3,817
Gain on sale of subsidiary	-	(4,174)
Unrealized foreign exchange (gain)/loss	(317)	202
(Increase)/ Decrease in:
Trade receivables	(27,584)	(10,763)
Due from related companies	(469)	(3,696)
Inventories	4,139	(16,246)
Prepayments and other current assets	(3,393)	2,151
Increase/ (Decrease) in:
Trade payables	54,554	(6,666)
Other payables to related companies	(1,181)	288
Accrued and other current liabilities	3,267	118
Other non-current assets	(6)	(19)
Other non-current liabilities	148	490
Payments for dry-docking	(3,846)	(6,743)
Net cash provided by operating activities	79,856	1,878

Cash flows from investing activities:
Advances for vessels under construction	(2,303)	-
Advances for other fixed assets under construction	(32,218)	(44,353)
Proceeds from sale of subsidiary, net of cash surrendered	-	6,149
Net proceeds from sale of vessels	7,150	8,090
Purchase of other fixed assets	(338)	(466)
(Increase)/ decrease in restricted cash	(1,529)	49
Net cash used in investing activities	(29,238)	(30,531)

Cash flows from financing activities:
Proceeds from long-term debt	-	11,000
Repayment of long-term debt	(16,015)	(72,457)
Repayment of capital lease obligation	(963)	(919)
Net change in short-term borrowings	(23,266)	93,203
Financing costs paid	(370)	(3,119)
Dividends paid to non-controlling interest	-	(2,713)
Dividends paid	(1,394)	(1,411)
Net cash (used in)/ provided by financing activities	(42,008)	23,584

Effect of exchange rate changes on cash and cash equivalents	(111)	270

Net change in cash and cash equivalents	8,499	(4,799)
Cash and cash equivalents at beginning of period	68,582	77,246
Cash and cash equivalents at end of period	$77,081	$72,447

The accompanying notes are an integral part of these condensed consolidated financial statements

1.           Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean" or "AMPNI") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2013 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2013.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2012.

The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of the revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the floating rate loans and revolving credit facilities due to their variable interest rate, being EURIBOR or LIBOR. LIBOR and EURIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

2.           Significant accounting policies:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2012. There have been no material changes to these policies in the nine-month period ended September 30, 2013, except for an additional accounting policy, which is as follows:

Gains/Losses on sale of subsidiary: Gains or losses that result from a loss of a controlling financial interest in a subsidiary are recorded in earnings and are classified as nonoperating gains and losses.

 3.          Trade Accounts Receivables Factoring Agreement

In connection with the factoring agreement, renewed on October 2, 2013 and valid until November 14, 2013, the Company transfers ownership of eligible trade accounts receivable to a third party purchaser without recourse in exchange of cash. Proceeds from the transfer reflect the face value of the account less a discount. The receivables sold pursuant to this factoring agreement are excluded from trade receivables on the consolidated balance sheets and is reflected as cash provided by operating activities on the consolidated statements of cash flows.

The third party purchaser has no recourse to our assets for failure of debtors to pay when due. We sold $421,630 of trade accounts receivable during the period ended September 30, 2013, which is net of servicing fees of $1,181. During the period ended September 30, 2012, we sold $583,721 of trade accounts receivable, net of servicing fees of $1,333.

4.            Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2012	September 30, 2013
Held for sale:
Marine Fuel Oil	$141,590	$162,902
Marine Gas Oil	33,965	28,449
	175,555	191,351
Held for consumption:
Marine fuel	4,145	4,712
Lubricants	972	871
Stores	24	35
Victuals	130	103
	5,271	5,721

Total	$180,826	$197,072

5.           Advances for Other Fixed Assets under Construction:

Fujairah in-land storage facility: In July 2010, the Company assumed a 25-year terminal lease agreement, as a result of the transfer of all the shares of Aegean Oil Terminal Corporation from a related party. The agreement, signed by the Company's subsidiary, Aegean Oil Terminal Corporation, and the Municipality of Fujairah will be automatically renewed for an additional 25 years and was assumed to build an in-land storage facility in the United Arab Emirates. The Company is expected to complete the construction of the new facility in the first quarter of year 2014 and the payments of the contractual amounts are made with the progress of the construction.  As of September 30, 2013, the Company has paid advances for construction of the in-land storage facility amounting to $142,043. The contractual obligations arising from signed contracts relating to this project after September 30, 2013 are approximately $10,000 for 2013 and $9,400 for 2014.

Las Palmas in-land storage facility: As at September 30, 2013, the Company has capitalized expenses incurred for additions and improvements on the Las Palmas terminal site in the amount of $4,295.

6.         Vessels:

During the nine months ended September 30, 2013, the movement of the account vessels was as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2013	$532,121	$(79,095)	$453,026
- Depreciation	-	(14,604)	(14,604)
- Vessels sold	(13,483)	2,298	(11,185)
Balance, September 30, 2013	$518,638	$(91,401)	$427,237

On February 26, 2013, the Company sold the vessel Aeolos to an unaffiliated third-party purchaser and generated net proceeds of $6,125. The loss on sale of $2,634 was calculated as the net proceeds less the carrying value of the vessel of $8,759. This loss is included under the loss on sale of vessels in the consolidated statements of income.

On February 06, 2013, the Company sold the vessel Tulip to an unaffiliated third-party purchaser and generated net proceeds of $1,683. The loss on sale of $634 was calculated as the net proceeds less the carrying value of the vessel of $1,977 and the carrying value of unamortized dry-docking costs of $340. This loss is included under the loss on sale of vessels in the consolidated statements of income.

On April 24, 2013, the Company sold the vessel Ellen to an unaffiliated third-party purchaser and generated net proceeds of $182 (€140,000). The loss on sale of $512 was calculated as the net proceeds less the carrying value of the vessel of $313 and the carrying value of unamortized dry-docking costs of $381. This loss is included under the loss on sale of vessels in the consolidated statements of income.

On August 23, 2013, the Company sold the vessel Elbe to an unaffiliated third-party purchaser and generated net proceeds of $100 (€75,000). The loss on sale of $37 was calculated as the net proceeds less the carrying value of the vessel of $137. This loss is included under the loss on sale of vessels in the consolidated statements of income.

7.         Other Fixed Assets:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2012	$9,036	$3,459	$3,405	$15,900
- Additions	-	-	466	466
- Disposals	-	-	(812)	(812)
Cost, September 30, 2013	9,036	3,459	3,059	15,554

Accumulated depreciation, December 31, 2012	-	(450)	(2,058)	(2,508)
- Depreciation expense	-	(52)	(521)	(573)
- Disposals	-	-	587	587
Accumulated depreciation, September 30, 2013	-	(502)	(1,992)	(2,494)

Net book value, December 31, 2012	9,036	3,009	1,347	13,392
Net book value, September 30, 2013	$9,036	$2,957	$1,067	$13,060

8.         Deferred Charges:

During the nine months ended September 30, 2013, the movement of the account deferred charges was as follows:

	Dry-docking	Financing Costs	Total
Balance, January 1, 2013	$15,864	$698	$16,562
- Additions	5,892	3,119	9,011
- Disposals	(722)	-	(722)
- Amortization	(5,303)	(215)	(5,518)
Balance, September 30, 2013	$15,731	$3,602	$19,333

The amortization for dry-docking costs is included in cost of revenue and in selling and distribution cost in the accompanying condensed consolidated statements of income, according to their function. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

9.         Goodwill and intangible assets:

Goodwill: Goodwill identified represents the purchase price in excess of the fair value of the identifiable net assets of the acquired business at the date of acquisition. The Company tests for impairment at least annually (as of December 31), or more frequently if impairment indicators arise, using a two step process. The first step identifies potential impairment by comparing the estimated fair value of a reporting unit with its book value including goodwill. If the fair value exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied fair value of goodwill is less than the carrying amount, a write-down is recorded.

Intangible assets: The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary, the Las Palmas and Panama sites and a non-compete covenant acquired with the Verbeke business. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

		Concession agreements	Non-compete covenant	Total
Cost as per	December 31, 2012	$19,797	$3,365	$23,162
	September 30, 2013	19,797	3,365	23,162
Accumulated Amortization as per	December 31, 2012	(3,222)	(1,422)	(4,644)
	September 30, 2013	(3,962)	(1,812)	(5,774)
NBV as per	December 31, 2012	16,575	1,943	18,518
	September 30, 2013	15,835	1,553	17,388
Amortization Schedule	October 1, to December 31, 2013	248	127	375
	2014	988	517	1,505
	2015	988	517	1,505
	2016	988	392	1,380
	2017	988	-	988
	Thereafter	$11,635	$-	$11,635

10.         Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheets as follows:
Loan Facility	December 31, 2012	September 30, 2013
Short-term borrowings:
Revolving credit facility dated 12/20/2012	$50,000	-
Revolving overdraft facility 6/29/2012	7,993	7,993
Trade credit facility 7/1/2012	92,126	111,958
Revolving credit facility 11/16/2012	66,000	72,111
Revolving credit facility 9/1/2012	47,528	32,420
Revolving credit facility 5/10/2012	58,105	115,473
Total short-term borrowings	$321,752	339,955
Long-term debt:
Secured syndicated term loan 8/30/2005	$24,940	$23,140
Secured term loan facility under senior secured credit facility 12/19/2006	19,820	17,720
Secured term loan 10/25/2006	20,985	19,391
Secured term loan 10/27/2006	13,600	12,682
Secured syndicated term loan 10/30/2006	52,802	50,231
Secured term loan 9/12/2008	33,949	30,744
Secured syndicated term loan 4/24/2008	30,734	28,046
Secured syndicated term loan 7/8/2008	6,326	4,412
Secured term loan 4/1/2010	2,175	1,971
Secured term loan 4/1/2010	1,322	541
Roll over agreement 4/1/2010	6,631	6,401
Trade credit facility 7/1/2012	-	25,000
Revolving credit facility dated 12/20/2012	-	50,000
Overdraft facility under senior secured credit facility 3/3/2011	118,250	75,000
Total	331,534	345,279
Less: Current portion of long-term debt	(144,042)	(20,733)
Long-term debt, net of current portion	$187,492	$324,546

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

Obligations with a maturity of less than one year amounting to $150,000 have been presented as long-term in accordance with ASC 470-10-45 — "Short-Term Obligations Expected to Be Refinanced" as the Company had the intent to and ability to refinance the obligations on a long-term basis through the financing agreement that the Company has entered on September 19, 2013 discussed below and through the five year convertible debt issued on October 23, 2013 and discussed in Note 22.

On September 19, 2013, Aegean Marine Petroleum S.A., Aegean Petroleum International Inc. and Aegean NWE N.V., our wholly-owned subsidiaries, entered into a $1 billion Secured Multicurrency Revolving Credit Facility with a syndicate of commercial lenders, which we and these subsidiaries have guaranteed. The facility is comprised of three tranches, consisting of Tranche A of $155 million for a one year tenor, Tranche B of $115 million for a two year tenor and Tranche C of $730 million for an uncommitted tenor. Outstanding amounts under Tranche A and Tranche B bear interest at LIBOR, plus a margin of 2.5% and 2.9%, respectively, and outstanding amounts under Tranche C bear interest at a rate determined by the relevant lender that represents its cost of funds, plus a margin of 2.4%. The facility imposes certain operating and financial restrictions on us, which restrict our ability to incur debt, change our legal and beneficial ownership, merge or consolidate, acquire or incorporate companies and change our business activities. In addition, the facility contains financial covenants which require us to maintain (i) minimum consolidated net working capital of not less than $35 million, which will increase to $125 million following the first utilization date, (ii) consolidated net tangible net worth of $410 million, (iii) a current ratio of at least 1.15-to-1 and (iv) an interest cover ratio of at least 1.9-to-1. Following satisfaction of all closing conditions, we will use a portion of the proceeds of this facility to repay certain of our existing working capital facilities. We had no outstanding balance under this facility as of September 30, 2013.

As at September 30, 2013, the Company was in compliance with all of its covenants contained in its credit facilities.

The annual principal payments of long-term debt required to be made after September 30, 2013 are as follows:

Amount
October 1 to December 31, 2013	5,319
2014	20,463
2015	135,152
2016	18,729
2017	23,028
2018 and thereafter	142,588
345,279

11.          Derivatives and fair value measurements:

The Company uses derivative instruments in accordance with its overall risk management strategy.  The change in the fair value of these instruments measured at the mark-to-market prices is recognized immediately through earnings.

The following describes the Company's derivative transactions: The Company enters into interest rate swap contracts to economically hedge its exposure to variability in its floating rate long-term debt.  Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amount and maturity.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates to equivalent fixed rates.

As of September 30, 2013, the Company was committed to the following 15 year interest rate swap arrangement with a call option for the bank to terminate it after 5 years duration, on March 31, 2016:
	Interest Rate Index	Principal Amount	Fair Value/Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate

U.S. Dollar-denominated Interest Rate Swap	Euribor	$6,401	$481	12.51	2.35%

In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated AAA or at least A at the time of the transactions.

The Company uses fuel pricing contracts to hedge exposure to changes in the net cost of marine fuel purchases. The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a quarterly basis.  Therefore, these amounts are presented on a net basis as an asset of $186 in the condensed consolidated balance sheets (on a gross basis: an asset of $449 and a liability of $263).

The following table presents information about our derivative instruments measured at fair value and their locations on the condensed consolidated balance sheets:

		As of
	Balance Sheet Location	December 31, 2012	September 30, 2013

Fuel pricing contracts	Derivative assets, current	$-	186
	Derivative liabilities, current	3	-
Interest rates contracts	Derivative liabilities, non-current	$632	481

The following table presents the effect and financial statement location of our derivative instruments on our condensed consolidated statements of income for the nine months ended September 30, 2012 and 2013:
		Nine months ended September 30,
Income/ (Loss)	Statements of Income Location	2012	2013

Fuel pricing contracts	Cost of revenue - third parties	(12,738)	(1,108)
Interest rate contracts	Interest and finance cost	(264)	47
Total		(13,002)	(1,061)

The following table sets forth by level our assets/ liabilities that are measured at fair value on a recurring basis.  As required by the fair value guidance, assets/ liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair value measurements at September 30, 2013
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$(481)	-	(481)	-
Fuel pricing contracts	186	-	186	-
Total	$(295)	-	(295)	-

		Fair value measurements at December 31, 2012
Liabilities	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$632	-	632	-
Fuel pricing contracts	3	-	3	-
Total	$635	-	635	-

Interest rate swaps are valued using pricing models and the Company generally uses similar models to value similar instruments.  Where possible, the Company verifies the values produced by its pricing models to market prices.  The fair value of the interest rate swaps is determined using the discounted cash flow method based on market-based Euribor rates swap yield curves, taking into account current interest rates. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.

The Company uses observable inputs to calculate the mark-to-market valuation of the fuel pricing derivatives. Fuel pricing contracts are valued using quoted market prices of the underlying commodity. During the period ended September 30, 2013, the Company entered into fuel pricing contracts for 1,446,640 metric tons.

The Company's derivatives trade in liquid markets, and as such, model inputs are generally observable and do not require significant management judgment.  Such instruments are classified within Level 2 of the fair value hierarchy.

12.         Revenues and Cost of Revenues:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Nine Months Ended September 30,
	2012	2013

Sales of marine petroleum products	$5,484,406	4,829,473
Voyage revenues	18,605	17,138
Other revenues	21,235	17,688
Revenues	$5,524,246	4,864,299

Cost of marine petroleum products	$5,280,265	4,637,778
Cost of voyage revenues	12,050	11,805
Cost of other revenues	1,131	3,690
Cost of Revenues	$5,293,446	4,653,273

Included in the cost of revenues is depreciation of $2,078 and $1,577 for the nine months ended September 30, 2012 and 2013, respectively.

13.         Selling and Distribution:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Nine Months Ended September 30,
	2012	2013

Salaries	$48,988	$45,977
Depreciation	14,320	13,216
Vessel hire charges	12,491	9,889
Amortization of dry-docking costs	5,269	4,855
Vessel operating expenses	29,535	28,878
Bunkers consumption	27,747	26,244
Storage costs	3,931	10,833
Broker commissions	3,749	2,920
Provision for doubtful accounts	3,176	(825)
Other	10,296	8,659
Selling and Distribution expenses	$159,502	$150,646

14.         General and Administrative:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Nine Months Ended September 30,
	2012	2013

Salaries	$10,199	9,642
Depreciation	435	384
Office expenses	11,560	11,148
General and Administrative expenses	$22,194	21,174

15.         Commitments and Contingencies:

Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all non-cancelable operating leases at September 30, 2013 are as follows:

October 1 to December 31, 2013	4,287
2014	17,081
2015	17,082
2016	16,960
2017	16,844
Thereafter	182,724

Total minimum annual payments under all non-cancelable operating leases	254,978

Rent expense under operating leases was $3,335 and $12,461 for the nine months period ended September 30, 2012 and 2013, respectively.

Legal Matters: In November 2005, an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $0.01 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however the Company appealed that decision on the grounds that there was no contract between the Company and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009.  The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010.  In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. The Company believes that this matter fails for lack of jurisdiction and is unwarranted and lacking in merit.  The Company believes that the outcome of this lawsuit will not have a material effect on its operations and financial position.

In April, 2013, on the order of STX Corporation ("STX Corp."), we supplied bunkers to the vessel DANIELLA SCHULTE in the Port of Rotterdam.  The invoice amount for these bunkers totaled approximately $605,000.  In May, 2013, on the order of STX Corp., we supplied bunkers to the vessel UNICO SIENNA in the Port of Singapore.  The invoice for those bunkers totaled approximately $323,000.  STX Corp. has filed for reorganization in Korea, and has filed for protection under Chapter 15 of the U.S. Bankruptcy Code.  We believe that we have maritime liens against each of these vessels, and have arrested the UNICO SIENNA in Panama to enforce our maritime lien against that vessel.  We intend to exercise our remedies for recovery of the unpaid amounts.  We intend also to enforce our remedies, including foreclosure of our maritime lien against the DANIELLA SCHULTE.  Accordingly, we believe that we will recover the full amounts due.  However, there can be no assurance that we will be able to recover the full amounts due from either STX Corp. or other sources of recovery, including the vessels.

Various claims, suits, and complains, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements.

Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1,000,000 per vessel per incident.

16.         Capital Leases:

The Company leases Barge PT 22 under a capital lease, with a gross amount capitalized of $4,778 and accumulated depreciation of $880 as at September 30, 2013.

The annual future minimum lease payments under the capital lease, of Barge PT 22, together with the present value of the net minimum lease payments required to be made after September 30, 2013, are as follows:

Amount
October 1 to December 31, 2013	306
2014	408
Total minimum lease payments	714
Less: imputed interest	19
Present value of minimum lease payments	695
Current portion of capitalized lease obligations	(695)
Long-term capitalized lease obligations	-

The current portion of the capitalized lease obligations is included in the accrued and other current liabilities in the accompanying condensed consolidated balance.

17.         Equity Incentive Plan:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. The expense is recorded in the general and administrative expenses in the accompanying condensed consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of non-vested stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company's non-vested shares outstanding for the nine months ended September 30, 2013:

	Non-vested Stock	Weighted Average Grant Date Market Price
January 1, 2013	995,152	10.44
Awarded	695,000	6.40
Vested	(95,271)	9.04
Forfeited	(4,379)	7.31
September 30, 2013	1,590,502	8.77

Total compensation cost of $3,216 was recognized and included in the general and administrative expenses in the accompanying condensed consolidated statement of income for the nine months ended September 30, 2013.

As of September 30, 2013, there was $5,686 of  total unrecognized compensation cost related to share-based compensation awards, which is expected to be recognized as compensation expense over a weighted average period of 1.8 years as follows:

Amount
October 1 to December 31, 2013	$1,281
2014	2,863
2015	1,210
2016	332
5,686

18.   Earnings per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 17), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive. For the nine months ended September 30, 2013 the Company excluded 1,590,502 non vested share awards as anti-dilutive. For the nine months ended September 30, 2012 the Company excluded 1,097,552 non vested share awards as anti-dilutive.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Nine Months Ended September 30,
	2012	2013

Net income attributable to AMPNI shareholders	$16,733	$20,051

Less: Dividends declared and undistributed earnings allocated to non-vested shares	(348)	(552)

Net income available to common stockholders	16,385	19,499

Basic weighted average number of common shares outstanding	45,464,001	45,674,479

Diluted weighted average number of common shares outstanding	45,464,001	45,674,479

Basic earnings per common share	$0.36	$0.43
Diluted earnings per common share	$0.36	$0.43

19.   Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions. The income tax expense for the periods presented and the respective effective tax rates for such periods are as follows:
	Nine Months Ended September 30,
	2012	2013
Current tax expense	$(2,534)	$(129)
Net deferred tax (expense)/ benefit	(249)	684
Income tax (expense)/ benefit	$(2,783)	555
Effective tax rate reconciliation Reconciliation	31.56%	25.38%

Our provision for income taxes for each of the nine-month periods ended September 30, 2012 and 2013 was calculated for our Belgian and Canadian companies that are subject to federal and state income taxes.

The reconciliation between the statutory tax expense on income from continuing operations to the income tax expense recorded in the financial statements is as follows:

	Nine Months Ended September 30,
	2012	2013
Income tax expense/ (benefit) on profit before tax at statutory rates	$(2,853)	$785
Effect of permanent differences	70	(230)
Total tax expense/ (benefit)	$(2,783)	$555

Deferred income taxes that derive from our Belgian subsidiaries, are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting.

20.          Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

 The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

The Company is domiciled in the Marshall Islands but provides no services in that location.  It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile.  In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.

The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio.

The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law; shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

21.          Sale of Subsidiary:

On February 25, 2013, the Company entered into an agreement with a third-party to sell its ownership interest (55.5%) in Aegean Oil Terminals (Panama). The remaining interest had been previously presented as a non-controlling interest on the consolidated financial statements. Under the terms of the agreement, an amount of $6,318 was paid to the Company. Also, an amount of $3,384 was distributed from Aegean Oil Terminals as dividends to Aegean and an amount of $2,713 to the non-controlling interest in accordance with the ownership interests. The Company's gain from the sale of its ownership interest in Aegean Oil Terminals is included in Gain on sale of subsidiary on the accompanying condensed consolidated statement of income. The net effect of the cash received from the sale and the transfer of cash balances to the owners is reflected in Proceeds from Sale of subsidiary, net of cash surrendered in the investing activities of the consolidated statement of cash flows.

Under a separate agreement with the purchaser, the Company simultaneously agreed to lease from the purchaser fuel storage facilities at the ports of Panama.

22.          Subsequent Events:

Sale of vessel: On October 10, 2013, the Company agreed to sell the vessel Vigo, a 1,319 dwt single-hull bunkering tanker, to a third-party purchaser for approximately $102 (€75,000). The loss on sale of this vessel will amount approximately to $200 and will be recognized upon the delivery of the vessel to her new owners.

Convertible Debt: On October 23, 2013, the Company completed the issuance of its 4% convertible senior notes of $86,250 aggregate principal amount with net proceeds of $83,447. The notes, which have a five year maturity, are general senior unsecured obligations of the Company and will pay interest semi annually.

Sale of vessel: On October 29, 2013, the Company completed the sale and delivered the vessel Steidamm, a 1,634 dwt single-hull bunkering tanker, to a third-party purchaser. The vessel was sold for $242 (€175,000), resulting in a loss of approximately $280.

New acquisition: On November 12, the Company has entered into an agreement to acquire the U.S. East Coast bunkering business of Hess Corporation.  This transaction, for a purchase price of $30 million, plus an amount to be paid for inventory, is subject to customary closing conditions and is expected to be completed during the fourth quarter of 2013.